UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

______________________________

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

______________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of    ☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐ Yes       ☒ No

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date: May 20 2016	By:	/s/ Wang Jian
Name: Wang Jian Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements"within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

（在中華人民共和國註冊成立的股份有限公司）

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

（Stock code 股份代號：00670）

NOTIFICATION LETTER 通知信函

20 May 2016

Dear Investor(Note 1),

China Eastern Airlines Corporation Limited (the “Company”)

Notice of publication of (i) the Circular –Major Transaction Purchase of Twenty Airbus A350-900 Aircraft and Major Transaction Purchase of Fifteen Boeing B787-9 Aircraft;

(ii) the Circular –Major Transaction and Continuing Connected Transaction in relation to 2017-2019 Aircraft Finance Lease Framework Agreement;and

(iii) the Circular - Major Transaction and Continuing Connected Transaction in relation to 2016 Aircraft Finance Lease Framework Agreement, Proposed Amendments of Articles of Association of the Company and Proposed Appointments of Directors, Independent Non-executive Directors and Shareholder Representative Supervisors (the “Current Corporate Communications”)

The English and Chinese versions of the Current Corporate Communication are available on the Company's website at www.ceair.com and the website of The Stock Exchange of Hong Kong Limited at www.hkexnews.hk. You may access the Current Corporate Communication on those websites. On the Company's website, the Current Corporate Communication can be found under the “Investor Relations”section by clicking “About China Eastern”under the section headed “About Us”on the home page.

If you want to receive a printed version of the Current Corporate Communication or change your means of receipt of Corporate Communications in the future, please complete the request form on the reverse side of this letter (the “Request Form”) and send it to the C ompany c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by post using the mailing label a t the bottom of the Request Form (a stamp need not be affixed if it is being posted in Hong Kong). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong . The Request Form may also be downloaded from the above websites. You may also send an email with the scanned copy of the Request Form to cea.ecom@computershare.com.hk.

Should you have any queries relating to any of the above matters, please contact us by calling the hotline of the Hong Kong Share Registrar at (852) 2862 8688 during business hours (9:00 a.m. to 6:00 p.m. from Monday to Friday, excluding public holidays).

Yours faithfully, for and on behalf of
China Eastern Airlines Corporation Limited
Wang Jian
Joint Company Secretary

Note 1:	This letter is being sent to the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive the electronic version of the Corporate Communications. If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on its reverse side.

Note 2:	“Corporate Communications”refers to any do cuments issued or to be issued by the Company for your information or action, including but not limited to (a) annual reports (including but not limited to directors’reports, annual accounts together with auditors’reports) and, where applicable, summary financial reports;(b) interim reports and, where applicable, summary interim reports;(c) notices of meetings;(d) listing documents;(e) circulars;(f) proxy forms;and (g) reply slips.

致投資者(附註 1)：

中國東方航空股份有限公司（「本公司」）

本公司( i )通函-有關購買二十架空客A350-900飛機的主要交易及有關購買十五架波音B787-9飛機的主要交易；

( i i )通函-有關2017-2019年度飛機融資租賃框架協議的主要交易及持續關連交易； 及

( i i i )通函-有關2016年度飛機融資租賃框架協議的主要交易及持續關連交易， 建議修改本公司公司章程及建議委任董事、獨立非執行董事及股東代表監事(「本次公司通訊檔」) 之發佈通知

本次公司通訊文件的中、英文版本已上載於本公司網站(www.ceair.com)及香 港聯合交易所有限公司網站（www.hkexnews.hk）。請 於該等網站瀏覽本次公司通訊文件。本 次公司通訊文件可在本公司主頁 按「走進東航」(「關於東航」項下 ) ，再在「投 資者關係」一項下選 取。

如閣下欲收取本次公司通訊文件之印刷本或更改日後收取公司通訊文件之收取途徑，請 閣下填妥在本函背面的申請表格(「申請 表格」)，並使用隨附之郵寄標籤寄回，如在香港投寄則毋須貼上郵票。申請表格請經香港證券登記有限公司（「香港證券登記處」） 寄回本公司，地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於上述網站內下載。此外， 閣下亦可以電郵方式發送申請表格掃描本到 cea.ecom@computershare.com.hk。

如對本函內容有任何疑問，請致電香港證券登記處電話熱線(852) 2862 8688，辦公時間為星期一至五（公眾假期除外）上午 9 時正至下午6 時正。

代表
中國東方航空股份有限公司
汪健
聯席公司秘書
謹啟

二零一六年五月二十日

附註 1：本函件收件對象為本公司非登記股份持有人。該等人士的股份存放於中央結算及交收系統(中央結算系統)並他們已經通過香港中央結算有限公司通知本公司，希望收到公司通訊 件的電子版。如果閣下已出售或轉讓所持有的本公司股份，則無需要理會本函件及其背面的申請表格。

附註 2：「公司通訊文件」指任何由本公司刊印或將會刊印以供參考或行動的文件，包括但不限於：(a)年度報告(包括但不限於董事會報告、年度財務報表連同核數師報告)及財務摘要報 告(如適用)；(b)中期報告及中期摘要報告(如適用)；(c)會議通告；(d)上市文件；(e)通函； (f)委任代表表格;及(g)回條。

CEAH-20052016-1(0)

Request Form 申請表格

To:	China Eastern Airlines Corporation Limited (the “Company”) (Stock code: 00670)	致：	中國東方航空股份有限公司（「公司」） （股份代號：00670）
	c/o Hong Kong Registrars Limited		經香港證券登記有限公司
	(the “Hong Kong Share Registrar”)		(「香港證券登記處」)
	17M Floor,		香港灣仔皇后大道東 183 號
	Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong		合和中心17M 樓

I/We would like to receive the following printed copy(ies) of the Corporate Communication(s) of the Company as indicated below:

本人／我們現在希望以下列方式收取公司所有公司通訊文件之印刷本：

(Please mark ONLY ONE ☒ of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上 ☒ 號)

☐	to receive printed copy of the CURRENT Corporate Communication only;OR

僅收取本次公司通訊文件的印刷本；或

☐	to receive printed copies of the CURRENT Corporate Communication and ALL FUTURE Corporate Communications.

收取本次公司通訊文件及將來所有公司通訊文件之印刷本。

Name(s)#	Signature
姓名#	簽名
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Address#
地址#
(Please use ENGLISH BLOCK LETTERS 請用英文正楷填寫)
Contact telephone number	Date
聯絡電話號碼	日期

# You are required to fill in the details if you download this request form from the Company’s website or the website of The Stock Exchange of Hong Kong Limited.

如閣下從公司網站或香港聯合交易所有限公司的網站下載本申請表格，請必須填上有關資料。

Notes:

附註：

1.	Please complete all your details clearly.

請閣下清楚填妥所有資料。

2.	This Request Form is to be completed by the non-registered holders of the shares of the Company, whose shares are held in Central Clearing and Settlement System (CCASS) and who have notified the Company through Hong Kong Securities Clearing Company Limited that they wish to receive electronic version of the Corporate Communication.

本申請表格應由公司非登記股份持有人填寫。該等人士的股份存放於中央結算及交收系統(中央結算系統)並他們已經通過香港中央結算有限公司通知公司，希望收 到公司通訊文件的電子版。

3.	Any form with more than one box marked (X), no box marked (X), no signature or otherwise incorrectly completed will be void.

如在本表格作出超過一項選擇、未有作出選擇、未有簽署、或在其他方面填寫不正確，則本表格將會作廢。

4.	The above instruction will apply until you notify to the Company c/o the Hong Kong Share Registrar to the contrary or unless you have at anytime ceased to have H shares in the Company.

上述指示將適用直至 閣下經香港證券登記處通知公司另外之安排或任何時候停止持有公司的H股。

5.	We do not accept any special or other instructions written on this Request Form.

任何在本申請表格上手寫的額外或其它指示，公司將不予處理。

*	The Current Corporate Communication of the Company refers to (i) the Circular –Major Transaction Purchase of Twenty Airbus A350-900 Aircraft and Major Transaction Purchase of Fifteen Boeing B787-9 Aircraft;(ii) the Circular –Major Transaction and Continuing Connected Transaction in relation to 2017-2019 Aircraft Finance Lease Framework Agreement;and (iii) the Circular - Major Transaction and Continuing Connected Transaction in relation to 2016 Aircraft Finance Lease Framework Agreement, Proposed Amendments of Articles of Association of the Company and Proposed Appointments of Directors, Independent Non-executive Directors and Shareholder Representative Supervisors

本申請表格所提及之公司本次公司通訊文件指(i)通函-有關購買二十架空客A350-900 飛機的主要交易及有關購買十五架波音B787-9 飛機的主要交易；(ii) 通函-有關2017-2019 年度飛機融資租賃框架協議的主要交易及持續關連交易；及 (iii) 通函-有關2016 年度飛機融資租賃框架協議的主要交易及持續關連交易，建議修改本公司公司章程及建議委任董事、獨立非執行董事及股東代表監事。

CEAH-20052016-1(0)

閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。	郵寄標籤MAILING LABEL
如在本港投寄毋須貼上郵票。	香港證券登記有限公司
Please cut the mailing label and stick it on the envelope	Hong Kong Registrars Limited
and return this Request Form to us.	簡便回郵號碼 Freepost No. 37
No postage is necessary if posted in Hong Kong.	香港 Hong Kong